UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 2, 2013, the Senior Vice President, Human Resources of Santarus, Inc. (the “Company”) distributed the following email to Company stock option holders:

To:	Santarus, Inc. Stock Option Holders
From:	Julie DeMeules
Subject:	Treatment of Stock Options of Santarus, Inc. in Connection with Recently Announced Transaction

As you know, Santarus, Inc. and Salix Pharmaceuticals, Ltd. recently announced that the companies have signed a merger agreement, whereby Salix will acquire Santarus through a tender offer of $32.00 per share of Santarus common stock in cash followed by a merger (the “Transaction”).

You are receiving this notice because you currently hold options to purchase Santarus common stock. All option holders are being offered the opportunity to exercise their options before the Transaction. However, as explained below, you do not have to exercise your options in order to receive payment. This notice is intended to provide you with information regarding:

1.	The treatment of your vested and unvested options if you take no action prior to December 13, 2013;

2.	The treatment of your vested options if you exercise before the tender offer;

3.	The treatment of your vested options if you are a member of the Blackout Group;

4.	The treatment of your unvested options if you elect to exercise before December 13, 2013, contingent upon the close of the tender offer;

5.	The federal tax treatment of options that are exercised as compared to options that are “cashed out;” and

6.	The procedures you should follow to exercise your vested or unvested options prior to the close of the Transaction.

Upon the consummation of the Transaction, whether you exercise all or any portion of your options during the exercise period described below or have your options “cashed out,” you will cease to have any rights as an equity holder in Santarus, and your only right will be to receive payment.

This notice is being provided to you for your general information and it is not intended to be tax or financial advice. Santarus urges you to consult with your personal advisors to confirm the economic and tax consequences which are specific to your personal situation.

1.	What will happen to my options, whether vested or unvested, if I take no action prior to the close of the tender offer?

Pursuant to the terms of the merger agreement and the equity plans, all outstanding stock options, to the extent not already vested, will become fully vested at the close of the tender offer, which is expected to occur in early 2014. To the extent that any options you hold (whether or not vested) have not been exercised by the close of the tender offer, the options will be cashed out at the close of the Transaction. In other words, the options will be canceled, terminated and converted into the right to receive an amount in cash determined by multiplying (1) the excess, if any, of $32.00 over the applicable exercise price of the option, by (2) the number of shares of common stock underlying the option, subject to applicable tax withholdings. This process is known as having your options “cashed out.” Accordingly, it is not necessary for you to take any action with regard to either your vested or unvested options prior to the closing of the Transaction in order for you to be paid for them.

For example, if you currently hold an option to purchase 100 shares of common stock with an exercise price of $6.00 per share, following the close of the Transaction, you will receive a payment of $2,600 (($32.00 - $6.00) times 100), less applicable withholding taxes.

The merger agreement provides that the payment for options will be made within three business days following the closing of the Transaction, which is expected to occur early in 2014.

2.	Can I exercise my vested options prior to the close of the Transaction? If so, what are the tax consequences to me?

As soon as the trading window opens, which we expect to occur on December 6, 2013, you will be permitted to exercise your vested options and sell your shares of stock in accordance with Santarus’s normal procedures for exercising options and selling shares of stock. Special rules apply if you are a member of the Blackout Group, as described below. As a reminder, our normal procedures require pre-clearance and permit same-day sale exercises through your stock brokerage accounts.

As noted above, we currently expect our trading window to open on December 6, 2013. For administrative purposes and to ensure that all transactions are completed prior to the scheduled holiday shut-down and the closing of the Transaction, all pre-clearance forms and any related option exercise paperwork must be submitted no later than close of business on December 13, 2013.

If you exercise your options as described in this paragraph 2 and choose to hold your shares of stock rather than sell your shares of stock in accordance with Santarus’s normal procedures, you will be able to participate in the tender offer because your options will have been exercised before December 24, 2013 (4 business days before the expiration of the tender offer) and you will receive your shares in time to tender in the tender offer. If you do not submit the necessary paperwork by the December 13, 2013 deadline, you will not be able to exercise your options or participate in the tender offer, and your options will all be cashed out as described above.

The usual tax consequences will apply to exercises of vested options prior to the close of the tender offer, and the tax consequences will depend on whether the options are non-qualified stock options (“NQSOs”) or incentive stock options (“ISOs”). For your convenience, Appendix A to this notice includes an excerpt from the Plan Prospectus for the Amended and Restated 2004 Equity Incentive Award Plan of general federal tax information applicable to options. A complete copy of the Plan Prospectus and the related plan documents are available on the Loop. We encourage you to read those complete documents and consult with your personal advisors to confirm the economic and tax consequences which are specific to your personal situation.

3.	Can I exercise my vested options prior to the close of the Transaction if I am a member of the Blackout Group?

If you are among a limited group of members of our Board of Directors, employees at or above the level of vice president or certain other employees working directly on the Transaction (the “Blackout Group”), you will continue to be subject to a trading blackout period until the Transaction closes. This means that you will not be permitted to sell your shares of common stock through same-day sales or otherwise.

However, if you are in the Blackout Group, you can elect between now and December 13, 2013 to exercise your vested options with the exercise to be effective and contingent upon the close of the tender offer (which is expected to occur in early 2014). If you make this election, your vested options will be exercised and you will receive payment for the shares of common stock subject to the options like all other shareholders at the close of the Transaction pursuant to the terms of the merger agreement. If the tender offer does not close, your election to exercise such options will be void and of no effect.

To have your vested options exercised at the close of the tender offer, you will need to pay the exercise price when you file your election either (1) by making a payment to Santarus in cash or by check, or (2) by tendering shares of common stock that you have held for at least six months which have a value equal to the exercise price of the options you wish to exercise at this time. If for any reason the tender offer does not close, Santarus will promptly return your payment or shares to you, without interest.

If you exercise your options contingent upon the close of the tender offer as described in this paragraph 3, you will not be able to participate in the tender offer because your options will not have been exercised by December 24, 2013 (4 business days before the expiration of the tender offer) and you will not receive your shares in time to tender in the tender offer. If you make this election, your vested options will be exercised at the close of the tender offer and you will receive payment for the shares of common stock subject to the options like all other shareholders at the close of the Transaction, which is expected to occur in early 2014, pursuant to the terms of the merger agreement. If you do not submit the necessary paperwork by the December 13, 2013 deadline, you will not be able to exercise your options or participate in the tender offer, and your options will all be cashed out as described above.

4.	Can I exercise my unvested stock options prior to the close of the Transaction?

As noted above, all of your unvested options will become fully vested at the close of the tender offer. As required by the terms of our stock option plan, you are being given the opportunity to elect between now and December 13, 2013 to exercise your unvested stock options with such exercise to be effective and contingent upon the close of the tender offer (which is expected to occur in early 2014).

If you make this election, your unvested options will be exercised at the close of the tender offer and you will receive payment for the shares of common stock subject to the options like all other shareholders at the close of the Transaction, which is expected to occur in early 2014, pursuant to the terms of the merger agreement. If the tender offer does not close, the vesting of your options will not accelerate and your election to exercise these options will be void and of no effect.

In order to have your unvested options exercised at the close of the tender offer, you will need to pay the exercise price when you file your election either (1) by making a payment to Santarus in cash or by check, or (2) by tendering shares of common stock that you have held for at least six months which have a value equal to the exercise price of the options you wish to exercise at this time. If for any reason the tender offer does not close, Santarus will promptly return your payment or shares to you, without interest.

You will not be permitted to utilize the exercise and same-day sale procedure for your unvested options.

If you exercise your options contingent upon the close of the tender offer as described in this paragraph 4, you will not be able to participate in the tender offer because your options will not have been exercised by December 24, 2013 (4 business days before the expiration of the tender offer) and you will not receive your shares in time to tender in the tender offer. If you make this election, your unvested options will be exercised at the close of the tender offer and you will receive payment for the shares of common stock subject to the options like all other shareholders at the close of the Transaction, which is expected to occur in early 2014, pursuant to the terms of the merger agreement. If you do not submit the necessary paperwork by the December 13, 2013 deadline, you will not be able to exercise your options or participate in the tender offer, and your options will all be cashed out as described above.

5.	Will there be different tax consequences depending on whether I exercise or do nothing and have my options cashed out?

a.	Will there be different tax consequences to me if I exercise my NQSOs rather than do nothing and have them cashed out in the Transaction?

As more fully described in Appendix A, at the time of exercise, you will generally recognize ordinary income in an amount equal to the market price of a share of stock (which is likely to be close to the $32.00 per share merger price) minus the per share exercise price of the option. Federal/state income, Social Security and Medicare taxes will be withheld at the time of exercise of your NQSOs.

Similarly, if you do nothing and your NQSOs are cashed out at the close of the Transaction, you will generally recognize ordinary income at the close of the Transaction, which is expected to occur in early 2014, in an amount equal to $32.00 minus the exercise price of each option. In addition, federal/state income, Social Security and Medicare taxes will be withheld at the time of the cash out.

In sum, whether you elect to exercise your NQSOs at this time or allow them to be cashed out, the tax consequences will be the same. However, if you have vested stock options, you can elect to exercise your options and sell the underlying stock before the close of the tender offer so that the taxable event occurs in 2013, instead of 2014.

b.	Will there be different tax consequences to me if I exercise my ISOs rather than do nothing and have them cashed out in the Transaction?

If you exercise. As more fully described in Appendix A, if you elect to exercise your ISOs, you will not be subject to federal/state income, Social Security or Medicare taxes at the time of exercise. Because the Transaction is likely to close within one year of the date of exercise of these options, when you receive payment for the shares underlying your options, you will recognize ordinary income in an amount equal to $32.00 minus the exercise price of each option. However, no Social Security or Medicare taxes will be withheld. The year in which you recognize income depends on whether you exercise your vested ISOs and sell the underlying shares before the end of 2013, in which case the taxable event will occur in 2013. If you have unvested options, whether you elect to exercise or not, the taxable event will occur in 2014. If you elect to exercise your ISOs in 2013 and not sell the underlying shares before the end of 2013, you should also consider the possible impact of the alternative minimum tax.

It is important to note, however, that the above tax treatment for ISOs, including the potential savings of the Social Security and Medicare taxes, is subject to a $100,000 limitation per calendar year for options that first becoming exercisable in that year. To the extent the fair market value of common stock underlying all of your ISOs exceeds $100,000 (determined based on the value of the stock at the date the option was granted), the options in excess of such amount will be treated as NQSOs and will be subject to the tax consequences for NQSOs described above.

If you do not exercise. If you do not exercise or elect to exercise your ISOs and they are cashed out at the close of the Transaction, you will recognize ordinary income at the close of the Transaction, which is expected to occur in early 2014 in an amount equal to $32.00 minus the exercise price of each option, and federal/state income, Social Security and Medicare taxes will be withheld.

Thus, the key difference between exercising and not exercising your ISOs is that if you elect to exercise your ISOs, no Social Security or Medicare taxes will be owed or withheld.

6.	What procedures should I follow to exercise my vested or unvested options prior to the close of the Transaction?

If you would like to exercise your vested or unvested options, you will need to deliver (1) a completed pre-clearance form; and (2) an executed exercise notice. If you are exercising and holding vested options or plan to exercise vested or unvested options (as described in paragraphs 3 and 4 above), you will also need to submit payment of the exercise price to the Company. As stated above, all paperwork must be submitted no later than December 13, 2013.

As of December 13, 2013, the trading window with respect to the exercise of all options, whether vested or unvested, will close for administrative purposes and all of your options will be cashed out at the close of the Transaction pursuant to the terms of the merger agreement, as described in paragraph 1, above.

For further information regarding the exercise of your options and to receive any necessary forms related thereto, please contact Jolene Elliott at (858) 314-5710 or via email at jelliott@santarus.com.

To comply with Internal Revenue Service Circular 230, we advise you that any discussion of Federal tax issues in this notice was not intended or written to be used, and cannot be used by you, (i) to avoid any penalties imposed under the Internal Revenue Code or (ii) to promote, market or recommend to another party any transaction or matter addressed herein. The Company urges you to consult with your personal advisors to confirm the economic and tax consequences which are specific to your personal situation.

Additional Information about the Tender Offer and Where to Find It

Under the terms of a definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus. Following completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Santarus. The solicitation and the offer to buy shares of Santarus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Salix and Willow Acquisition Sub Corporation, a wholly-owned indirect subsidiary of Salix (“Merger Sub”), intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Santarus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Santarus on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Santarus under the “Investors” section of Santarus’ website at www.santarus.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF SANTARUS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements in this communication that are not a description of historical facts are forward-looking statements. Santarus has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation statements regarding the planned completion of the tender offer, merger and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Santarus stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks detailed in each of Salix’s and Santarus’ public periodic filings with the SEC, as well as the tender offer documents to be filed by Salix and Merger Sub, and the Solicitation/Recommendation Statement to be filed by Santarus. Readers are cautioned not to place undue reliance on the forward-looking statements included in this communication, which speak only as of the date hereof. Neither Santarus nor Salix undertakes to update any of these statements in light of new information or future events, except as required by law.

APPENDIX A

(The following general tax information was excerpted from the Plan Prospectus for the Amended and Restated 2004 Equity Incentive Award Plan. Please refer to the complete Prospectus and Plan documents, which are available on the Loop.)

TAX INFORMATION

This summary is not intended to be exhaustive and does not discuss the tax consequences of your death or the provisions of any income tax laws of any municipality, state or foreign country in which you may reside. You should consult your own tax advisor regarding the taxation of these options and other awards under the Plan.

Nonqualified Stock Options

With respect to nonqualified stock options, you recognize no income at the time the option is granted. Generally, at exercise, you recognize ordinary income in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the date of exercise, and we are entitled to a tax deduction in the same amount. Upon disposition of the shares by you, any gain or loss is treated as capital gain or loss. If you were an employee at the time of grant, any income recognized upon exercise of a nonqualified stock option will generally constitute wages for which we will generally withhold applicable taxes.

Incentive Stock Options

You recognize no taxable income upon the grant or exercise of an incentive stock option (unless the alternative minimum tax rules described below apply). If you receive shares pursuant to the exercise of an incentive stock option, and if you do not make a disqualifying disposition of the shares within two years after the date of grant or within one year after the issuance of such shares to you, then:

•	upon the resale of such shares, any amount you realize in excess of the option exercise price will be treated as a long-term capital gain and any loss you sustain will be a long-term capital loss; and

•	we will not be allowed any deduction for federal income tax purposes.

If you dispose of shares acquired upon the exercise of an incentive stock option before the expiration of either holding period described above, generally:

•	you will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the option exercise price paid for such shares; and

•	we will be entitled to a tax deduction in the same amount.

Any further gain or loss you realize will be taxed as short-term or long-term capital gain or loss, as the case may be, and we will not be allowed a deduction.

If an option designated as an incentive stock option first becomes exercisable in any calendar year for shares with respect to which the aggregate fair market value exceeds $100,000, the exercise of such excess shares will be treated for income tax purposes as having been acquired by you pursuant to a nonqualified stock option. For purposes of this rule:

•	all incentive stock options we have granted to you under any plan are aggregated;

•	the fair market value of an option share is its value on the date of grant of the option; and

•	options are taken into account in the order in which they are granted.

Alternative Minimum Tax

The exercise of an incentive stock option granted under the Plan may subject you to the alternative minimum tax under Section 55 of the Code. In computing alternative minimum taxable income, shares purchased upon exercise of an incentive stock option are treated as if you had acquired them pursuant to a nonqualified stock option. See “Nonqualified Stock Options” above.